UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: Ford Motor Company

Dear Mr. Sherry:

This is in regard to your letter dated January 24, 2006 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System for inclusion in Ford's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Ford therefore withdraws its January 12, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller\
Bureau of Asset Management
1 Centre Street Room 736
New York, NY 10007-2341

37996

RECEIVED

2006 JAN 13 PM 4:27

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Certain New York City Retirement Funds

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

The Office of the Comptroller of New York City, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (the "Proponents") has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement requesting the Company to commit itself to the implementation of a code of conduct based on the International Labor Organization human rights standards and the United Nations Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in Ford's own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2006 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proposal has been Substantially Implemented

Under rule 14a-8(i)(10), a company may exclude a proposal if it has been substantially implemented by the issuer. To be substantially implemented, a proposal does not have to be "fully effected" (*see Release No. 20091* (August 16, 1983). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal. *See Albertson's Inc.* (March 23, 2005); *the Talbots, Inc.* (April 5, 2002); *Cisco Systems, Inc.* (August 11, 2003); and *Texaco, Inc.* (March 28, 1991). Particularly, a proposal is substantially implemented where a company has previously established procedures that relate to the subject matter of the proposal or "essential objectives" of the Proposal. *See Talbots* (permitting omission of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct) and *The Gap, Inc.* (March 16, 2001) (permitting omission of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

The Proponents request that the Company adopt certain codes of conduct relative to labor standards with which it and its suppliers must comply and have independent monitoring of such compliance. The Company has adopted a Code of Basic Working Conditions ("Ford's Code") that is substantially similar to the codes requested by the Proponents (see Exhibit 2). Additionally, Ford's 2004/5 Sustainability Report (the "Sustainability Report") devotes an entire section to the Company's position on various human rights issues that affect its operations, including substantial reporting on Ford's Code (see Exhibit 3). Page 28 of the Sustainability Report explains that Ford's Code is based on the fundamental elements of internationally recognized labor standards, "including the Universal Declaration of Human Rights, the International Labor Organization Covenants, the UN Global Compact Principles, the Global Sullivan Principles, the standards of the Fair Labor Association and the International Metalworkers Federation."

Furthermore, in 2003 Ford began to develop processes to assess compliance with Ford's Code and management's capacity to implement it at Ford facilities and those of its suppliers. The Sustainability Report informed readers that in 2004 Ford conducted assessments of compliance with Ford's Code at several of its plant facilities around the world. In addition to management representatives, the assessments were conducted by plant management, employee union members, and human rights activists (including representatives of the Interfaith Center on Corporate Responsibility). The Sustainability Report explains the lessons learned from the assessments and the actions taken to address issues identified.

With respect to Company suppliers, page 32 of the Report states that in January 2004 Ford added language to its core contract covering all production suppliers (the "Global Terms ") "to reflect our specific working conditions requirements on the prohibition of the use of forced labor, child labor and physical disciplinary abuse." Additionally, the Global Terms serve to:

- Set the expectation that suppliers will work toward alignment with Ford's Code in their operations and their supply chains in areas of harassment and discrimination, health and safety, wages and benefits, freedom of association and working hours.
- Make clear Ford's right to perform third-party site assessments to evaluate supplier performance.
- Communicate that Ford can terminate the relationship for noncompliance or for failure to address the noncompliance in a timely manner.
- Alert suppliers that repeated failures to comply may be subject to debits of the supplier's payables.

Additionally, Ford created a new position of Director of Supply Chain Sustainability, reporting directly to the Senior Vice President of Global Purchasing.

To test compliance by Ford's suppliers with the Global Terms regarding working conditions, between November 2003 and June 2005, Ford conducted more than 100 third-party assessments of existing and prospective suppliers to Ford Motor Company brands. The initial assessments focused on export production suppliers in China and in 2005 Ford conducted additional assessments of suppliers in Mexico. The Sustainability Report provides a summary of the findings of the assessments and of the next steps in our program to assure compliance with Ford's Code.

Ford's Code, and the action it has taken to ensure compliance with it, substantially implements, and in certain cases exceeds, the requirements of the Proposal. The International Labor Organization's Declaration on Fundamental Principles and Rights at Work (see Exhibit 4; "ILO Principles") and the U. N. Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights (see Exhibit 5; "U.N. Norms") are substantially similar to the principles contained in Ford's Code. Ford has substantially implemented the Proposal by adopting its Code of Basic Working Conditions and by assessing its compliance and that of its suppliers with that Code. While Ford has not adopted word-for-word the ILO Principles and the U.N. Norms, a review of Ford's Code and the summary of the steps it has taken towards implementation, compliance, and assessment of compliance on behalf of itself and suppliers contained in the Sustainability Report certainly compare favorably to the Proposal's requested action. Ford has established procedures that relate to the essential objectives of the Proposal. Consequently, Ford respectfully requests the Staff's concurrence in the omission of the Proposal as being substantially implemented pursuant to Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Kenneth B. Sylvester
Assistant Comptroller (via Federal Express)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

November 14, 2005

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry, Jr.:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Ford Motor Company common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the company's board of directors decide to endorse its provisions, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures
Ford ilo 05-06

FORD MOTOR COMPANY
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Ford Motor Company currently has overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: FORD MOTOR CO DEL- CUSIP#: 345370860

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 139,880 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: FORD MOTOR CO DEL- CUSIP#: 345370860

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund	1,009,277 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: FORD MOTOR CO DEL- CUSIP#: 345370860

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 334,723 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: FORD MOTOR CO DEL- CUSIP#: 345370860

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	1,896,405 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: FORD MOTOR CO DEL-CUSIP#: 345370860

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 2,173,158 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

December 1, 2005

Kenneth B. Sylvester, Assistant Comptroller
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, New York 10007-2341

Subject: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Sylvester:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") contained in your letter dated November 14, 2005, which we received on November 28. Your letter requests that the proposal relating to the Company committing itself to the implementation of a code of conduct based on the conventions of the International Labor Organization on workplace human rights and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights (the "Proposal") be included in the Company's proxy materials for the 2006 Annual Meeting of Shareholders. Thank you for providing satisfactory evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2006 proxy materials if we believe substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions relating to the Proposal, please contact me at the number above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

EXHIBIT 2

Ford Motor Company
Code of Basic Working Conditions

This Code of Basic Working Conditions represents the commitment of Ford and its worldwide subsidiaries. The diverse group of men and women who work for Ford are our most important resource. In recognition of their contributions, we have developed policies and programs designed to ensure that our employees enjoy the protection afforded by the principles articulated today in this Code. While these principles are not new to Ford, they are vitally important to what we stand for as a company. Consequently, we have chosen to summarize them here in an expression of our global commitment.

This Code reflects our thorough review of labor standards espoused by various groups worldwide, including those outlined by the International Labor Organization. This Code, however, is intended to represent a statement of our own high standards.

The diverse universe in which Ford operates requires that a Code such as this be general in nature. In certain situations, local legal requirements, collective bargaining agreements and agreements freely entered into by employees may supercede portions of this Code. Nevertheless, we believe this Code affirms important, universal values that serve as the cornerstone of our relationship with employees.

Child Labor
We will not use child labor. In no event will we employ any person below the age of 15, unless this is part of a government-authorized job training or apprenticeship program that would be clearly beneficial to the persons participating.

Compensation
We will promote our employees' material well-being by providing compensation and benefits that are competitive and comply with applicable law.

Forced Labor
We will not use forced labor, regardless of its form. We will not tolerate physically abusive disciplinary practices.

Freedom of Association and Collective Bargaining
We recognize and respect our employees' right to associate freely and bargain collectively. We will work constructively with recognized representatives to promote the interests of our employees. In locations where employees are not represented by unions, we will seek to provide opportunities for employee concerns to be heard.

Harassment and Discrimination
We will not tolerate harassment or discrimination on the basis of sex, race, color, creed, religion, age, ethnic or national origin, marital/parental status, disability, sexual orientation, or veteran status.

Health and Safety
We will provide and maintain for all employees a safe and healthy working environment that meets or exceeds applicable standards for occupational safety and health.

Work Hours
We will comply with applicable law regulating hours of work.

Responsibility and Implementation
We will communicate this Code of Basic Working Conditions to all employees. As appropriate under local practice, we will seek the support and assistance of unions and employee representatives in this effort. We will encourage our business partners throughout our value chain to adopt and enforce similar policies. We will seek to identify and utilize business partners who aspire in the conduct of their business to standards that are consistent with this Code.

Employees with a good-faith belief that there may have been a violation of this Code should report it through established channels, if known, or to the Office of the General Counsel at fordlaw@ford.com. No retaliatory actions will be taken against any employee who makes such a report or cooperates in an investigation of such a violation reported by someone else.

Verification
We will, as appropriate, seek the assistance of independent third parties to verify our compliance with this Code.

EXHIBIT 3

Human rights

In 2000, Ford held a summit with representatives of a broad range of stakeholder groups. The dialogue identified human rights as a key sustainability issue for multinational companies, such as Ford, with complex supply chains. Frankly we were surprised – human rights has not been a primary issue for the auto industry. However, an emphasis on basic standards of human rights for all people resonated with our heritage. We also recognized that, as the world globalizes, all companies will need to manage effectively the relationships between their operations, their employees and the broader communities on which they depend. By developing human rights policies and processes for our Company and our suppliers, and encouraging dialogue within our industry, we at Ford can stay ahead of this rapidly evolving issue and preserve our license to operate.

IN THIS REPORT:

ADDITIONAL CONTENT ON THE WEB SITE
www.ford.com/go/sustainability

COMMUNITY SECTION
Community impact assessment model and pilots
Integration of community investment model with Ford Production System Links to Code of Basic Working Conditions assessment reports and facility reporting initiative pilot reports

QUALITY OF RELATIONSHIPS SECTION
Employees
Suppliers



WHY HUMAN RIGHTS? WHY FORD?

It is essential to our concept of sustainability that we ensure that our products, no matter where they are made, are manufactured under conditions that demonstrate respect for the people who make them.

Human rights refers to basic standards of treatment to which all people are entitled. It is a broad concept, with economic, social, cultural, political and civil dimensions. Following Ford's 2000 stakeholder dialogue and extensive internal and external engagement, we concluded that Ford's initial human rights focus should be on our own facilities' working conditions and those of our suppliers. Potential human rights issues in the workplace include child labor, forced labor, discrimination, health and safety, hours worked, compensation and freedom of association, among others.

Ford has long understood that if a company values its employees and treats them with respect, those employees in turn are an asset to the company and the broader community. This does not negate the need for tough decisions as business conditions change, but it does require consistently treating employees with fairness and dignity. As our Company evolves, we are applying this understanding in new ways and new places.

Changing production patterns

Both our production processes and our relationships with suppliers are changing in response to three broad trends that set the context for our human rights-related work.

First, in Ford's early days, the Company was vertically integrated; we owned and operated every aspect of the manufacturing process, from power generation and steel production through final vehicle assembly. Now, for the most part, our role is to develop and design products, manufacture bodies, powertrains and some parts, and assemble and market the final product. We rely on a vast network of suppliers to provide many of the parts, components and entire assemblies that we use in our vehicles. We have essentially moved from vertical integration to virtual integration.

Second, our markets are global. Most of the growth in automobile sales is expected to occur in emerging markets. To serve those markets efficiently and affordably, we must build local and regional supply bases.

Third, competition in our industry has intensified with the inclusion of automakers that utilize or are based in markets with lower production costs. We must also

"It can't be just one auto company working alone; it must be a joint, international effort. We need to set a wide table – including automakers from the United States, Japan, Korea, Italy, France and Germany – to leverage any meaningful influence."

The concept of human rights has been percolating within the business community for quite some time. But the global economy has only recently propelled human rights toward the top of the corporate responsibility agenda. Increasingly companies are contracting suppliers in scores of countries. As a company's sphere of influence grows, it becomes harder to ignore basic work condition violations.

Ford is now well placed to position itself as a leader in promoting and protecting human rights across its supply chain. Ford has put forth some very thoughtful plans showing real due diligence, particularly in the approach toward China. What's encouraging about Ford is that it has integrated human rights within its systems, embedding it in its business from the beginning, rather than as an add-on. While we see some wonderful opportunities for Ford in the human rights domain, the challenges facing the Company are legion. An institution as large as Ford doesn't change quickly.

We'd like to see Ford stay the course with its human rights plan, even during tough economic times. We also recognize that the auto industry needs to come together to develop minimum standards and auditing protocols, similar to the movement in the apparel industry. It can't be just one auto company working alone; it must be a joint, international effort. We need to set a wide table – including automakers from the United States, Japan, Korea, Italy, France and Germany – to leverage any meaningful influence.

The ICCR first worked with Ford about 20 years ago regarding Mexico's *maquiladoras*. In truth, it wasn't a particularly positive experience. But Ford has changed dramatically over the last two decades. In recent years, the Company has become open, receptive and willing to roll up its sleeves to advance human rights. Ford has made major strides in opening up what might have been considered an internal and isolated culture to the light of day.

There are, of course, some human rights issues that we at ICCR would like Ford to address more aggressively. For example, Ford could play a significant leadership role in supporting the draft United Nations Human Rights Norms for business. At the same time, we are pleased with the intent and commitment Ford has already shown toward improving human rights in its own operations and its supply chain worldwide.



Rev. David M. Schilling
Director of Global Corporate Accountability Programs, Interfaith Center on Corporate Responsibility, a 30-year-old international coalition of 275 faith-based institutional investors including denominations, religious communities, pension funds, health care corporations, foundations and dioceses with combined portfolios worth an estimated $100 billion.



find ways to lower our costs. Expanding our sourcing to emerging markets is one strategy that we, and most other global manufacturers, are using.

These trends mean that, increasingly, the people who make our products are spread out all over the globe and are connected to us through complex supplier relationships.

Changing challenges

This situation poses inherent challenges. We have less control over working conditions in our suppliers' factories than in our own. The legal structures governing working conditions, and the level of legal enforcement, vary widely among the countries in which we operate.

In addition, the expectations of our customers and other stakeholders are rising. In today's Internet-linked world – in which news can travel halfway around the globe in a matter of seconds – consumers know which companies value people. Any company that produces or buys goods and services without concern for working conditions faces risks to its reputation.

So, we are taking responsible steps to protect our business, our reputation, and, most importantly, our people. We have developed consistent language and processes to better ensure that all workers – whether they are contract workers or direct employees of Ford, our joint-venture partners or our suppliers – work in conditions that meet basic standards of human rights.

The business benefits of addressing working conditions

Business benefits flow from ensuring a consistent emphasis on working conditions throughout our supply chain. More than a century of experience has shown us that people are most likely to excel in an environment that aims for excellence. A safe workplace in which people are treated with respect promotes increased quality, productivity, employee retention and morale. It can also decrease turnover rates, reject rates, rework and health care costs. Our experience is that a supplier company's efforts to address working conditions, environmental and other sustainability issues are indicators of its management's leadership capabilities.

Our commitment to human rights in the workplace can also help Ford and our suppliers to become "employers of choice" in highly competitive markets. The positive changes resulting from our focus on working conditions will directly or indirectly affect potential customers in the communities in which we and our suppliers operate. We hope this will help make Ford a vehicle of choice for these potential customers.

TAKING THE FIRST STEPS

In May 2003, at the Centennial shareholders' meeting, Ford announced the adoption of a Code of Basic Working Conditions – the "Code" – (see facing page). The Code was written and developed by a cross-functional Ford team with assistance from Business for Social Responsibility (www.bsr.org), a nonprofit organization that has been a partner to Ford in the development and implementation of our Business Principles. The Code is based on the fundamental elements of internationally recognized labor standards, including the Universal Declaration of Human Rights, the International Labor Organization Covenants, the UN Global Compact Principles, the Global Sullivan Principles, the standards of the Fair Labor Association and the International Metalworkers Federation. The Code was reviewed by leading human rights experts, including the Interfaith Center on Corporate Responsibility, Human Rights First, the Prince of Wales International Business Leaders Forum, Amnesty International, Human Rights Watch, and faculty from Columbia University and George Washington University.

Simultaneous to adopting this Code, we began to develop processes to assess compliance with our Code and management's capacity to implement it at Ford facilities and those of our suppliers.

CODE OF BASIC WORKING CONDITIONS

This Code of Basic Working Conditions represents the commitment of Ford and its worldwide subsidiaries. The diverse group of men and women who work for Ford are our most important resource. In recognition of their contributions, we have developed policies and programs designed to ensure that our employees enjoy the protection afforded by the principles articulated today in this Code. While these principles are not new to Ford, they are vitally important to what we stand for as a company. Consequently, we have chosen to summarize them here in an expression of our global commitment.

This Code reflects our thorough review of labor standards espoused by various groups worldwide, including those outlined by the International Labor Organization. This Code, however, is intended to represent a statement of our own high standards.

The diverse universe in which Ford operates requires that a code such as this be general in nature. In certain situations, local legal requirements, collective bargaining agreements and agreements freely entered into by employees may supersede portions of this Code.

Nevertheless, we believe this Code affirms important, universal values that serve as the cornerstone of our relationship with employees.

Child labor
We will not use child labor. In no event will we employ any person below the age of 15, unless this is part of a government-authorized job training or apprenticeship program that would be clearly beneficial to the persons participating.

Compensation
We will promote our employees' material well-being by providing compensation and benefits that are competitive and comply with applicable law.

Forced labor
We will not use forced labor, regardless of its form. We will not tolerate physically abusive disciplinary practices.

Freedom of association and collective bargaining
We recognize and respect our employees' right to associate freely and bargain collectively. We will work constructively with recognized representatives to promote the interests of our employees. In locations where employees are not represented by unions, we will seek to provide opportunities for employee concerns to be heard.

Harassment and discrimination
We will not tolerate harassment or discrimination on the basis of sex, race, color, creed, religion, age, ethnic or national origin, marital/parental status, disability, sexual orientation or veteran status.

Health and safety
We will provide and maintain for all employees a safe and healthy working environment that meets or exceeds applicable standards for occupational safety and health.

Work hours
We will comply with applicable law regulating hours of work.

Responsibility and implementation
We will communicate this Code of Basic Working Conditions to all employees. As appropriate under local practice, we will seek the support and assistance of unions and employee representatives in this effort. We will encourage our business partners throughout our value chain to adopt and enforce similar policies. We will seek to identify and utilize business partners who aspire in the conduct of their business to standards that are consistent with this Code.

Employees with a good-faith belief that there may have been a violation of this Code should report it through established channels, if known, or to the Office of the General Counsel at fordlaw@ford.com. No retaliatory actions will be taken against any employee who makes such a report or cooperates in an investigation of such a violation reported by someone else.

Verification
We will, as appropriate, seek the assistance of independent third parties to verify our compliance with this Code.

WORKING CONDITIONS IN FORD PLANTS

In September 2004, we conducted a pilot assessment at the Michigan Truck Plant (pictured opposite page top) to analyze that facility's level of compliance with the new Code of Working Conditions. Over the next four months, we conducted assessments at four additional Ford locations:

- Hermosillo, Mexico
- Broadmeadows, Australia
- Pacheco, Argentina
- Ford Lio Ho, Taiwan (joint venture, 70 percent Ford ownership)

The sites were selected cooperatively by representatives from several of Ford's global offices. The representatives sought sites that were located in particular regional "hot spots," would address specific emerging issues (and plant impacts), and would involve a wide representation of plant employees. They also took into account the views of thought leaders, non-governmental organizations and human rights activists.

Ford facility pilot assessment process

The Code assessments were carried out by teams of assessors composed of representatives of Ford management, plant management, the employee union and independent human rights experts. Representatives of the Interfaith Center on Corporate Responsibility (www.iccr.org) served as the third-party human rights expert for the five initial assessments.

The first step in the Michigan Truck Plant assessment was for facility management to fill out a questionnaire developed by Ford and third-party experts. The answers subsequently served as the basis for discussion between management and the assessment team. The assessment process also included a review of documents covering the full range of working conditions issues, including collective bargaining agreements, grievance procedure logs, employee hotline records, health and safety audit reports and casual overtime agreements (covering non-union employees). The assessment team also visited the Michigan Truck facility to observe working conditions, inspect documents and interview plant management.

This first assessment showed the Michigan Truck Plant to be in compliance with the Code of Basic Working Conditions. In addition, the records routinely kept, including those used to document compliance with the collective bargaining agreement, provided complete documentation relative to issues covered by our Code.

On the recommendation of the assessment team and with the concurrence of other NGO human rights experts who have advised us, we adjusted our process for the remaining plants following the Michigan Truck visit. Because of the existing Ford procedures and documentation in place, site visits were not considered value-added. The team also recommended extending the assessments to minority-owned joint-venture plants, because practices and documentation were less comprehensive at those locations.

The remaining four assessments revealed, as at the Michigan Truck Plant, that the facilities operated in compliance with the Code of Basic Working Conditions. Full reports of the five assessments are available on the Web (www.ford.com/go/sustainability). Most of the plants have found the reports to be useful tools for engagement and have shared them with interested community groups and NGOs.

Lessons learned

Through the assessment process, we gained valuable insights into working conditions at Ford facilities:

- Ford policies and directives and collective bargaining agreements have internal and external credibility and ensure that Ford's wholly and majority-owned facilities consistently achieve compliance with our Code.
- Existing data and audit procedures have been sufficient to validate compliance with our Code.
- Relevant data have been accessible, without the need for a site visit.
- Neutral third parties who visited plants and/or reviewed the assessment process have agreed that the process is robust and has integrity.
- Key external stakeholders and human rights advocates have stated that they do not have major concerns regarding the working conditions at Ford's wholly and majority-owned and -operated facilities.
- While our policies and verification procedures are sound, there are opportunities to improve performance in several areas, including better representation of women in manufacturing leadership positions.

Next steps

We are following up on issues identified in the assessments as opportunities for improvement and leadership, including the representation of women in manufacturing management.

We will utilize current processes like SHARP, the Safety and Health Assessment Review Process, to learn more about issues that may exist in some of our joint-venture plants. We want to understand how our joint ventures are handling areas such as health and safety performance, work hours and compensation, and sourcing practices. Since beginning this effort, we have communicated our expectations to our joint-venture partners. With the assessments of our owned-and-operated facilities to help set the context, we plan to develop work plans for joint ventures in China and Turkey that will include communications with the respective Boards of Directors and completion of an informal, internal assessment of working conditions. We also plan to share the results with our stakeholders. A facility visit and local engagement are included as part of our forward planning. We are also integrating working conditions assessments, along with community engagement and facility-specific reporting, into the Ford production system, as described below.

Connecting with communities

Our impacts – and our commitment to making a positive contribution to human rights and other social issues – extend beyond the fenceline of our facilities to local and global communities. Beginning in 2001 and building on a long tradition of community involvement, we developed and piloted a community impact assessment process, discussed in more detail on the Web. This process engages plant management, employee unions, community representatives and other key stakeholders in identifying positive and negative impacts of plant operations and developing focused strategies for improving the net impacts on the community. The process also culminates in a public report on the facility's impacts and performance.

In early 2005, the Auto Alliance International (AAI) facility, a joint venture of Ford and Mazda in Flat Rock, Michigan, completed a community impact assessment pilot and issued a report – "Connecting with Downriver," available on the Web at www.ford.com/go/sustainability. Part of the pilot involved working with Ceres to test the reporting format of the Facility Reporting Initiative, which was refined using input from AAI and other interested parties and moved on to pilot testing as a component of the Global Reporting Initiative. Ford's Michigan Truck facility is conducting a community impact assessment pilot and will issue a report using the updated format.

Both the working conditions and community impact assessments are being integrated into the Ford Production System (FPS), one of our foundation business systems used to organize and manage production at our manufacturing plants worldwide. The FPS provides a rating for each facility's performance in a range of areas, including productivity, environment, health and safety, and community engagement. To receive an FPS rating of nine or higher (out of 10), each facility must prepare a report that follows the Ceres Facility Reporting Initiative format. So, we have added a self-assessment of the facility's compliance with our Code of Basic Working Conditions to the basic Ceres format.

The integration into FPS signals that Ford facilities are expected to engage constructively with employees and other stakeholders, ensure excellent working conditions and develop mutually beneficial relationships with the communities in which they operate.





1: Supply chain profile

PRODUCTION *(Anything that is part of the vehicle)*

60+ Countries in which suppliers are located

30 Emerging markets in which suppliers are located

17 Emerging markets considered to have risks of substandard working conditions
These countries were identified as higher risk based on consultation with NGOs, other companies with human rights experience, local Ford operations and various media and government reports.

110 Ford manufacturing sites

2,000+ Supplier companies

7,500+ Supplier manufacturing sites

130,000 Parts currently being manufactured

250+ Production commodities to manage

NONPRODUCTION
(Anything that is not in the vehicle such as services, marketing, construction, computers, industrial materials, health care, machinery, trains)

9,000+
Supplier companies

500+
Nonproduction commodities

TOTAL GLOBAL BUY
$90+ billion

2: Automotive supply chain relationships

Ford's relationships with suppliers typically span multiple years, due to the capital investments inherent in heavy manufacturing and the complexity of the items being made. Lengthy development timelines for our products and daily ongoing production (versus episodic production cycles in some other industries) also contribute to long-term relationships with suppliers. Stability in these relationships is an advantage in addressing working conditions, because we can invest in learning and capacity-building with our suppliers, helping to support positive change in society as part of doing business in emerging markets.

However, these long-term relationships can have disadvantages as well. The first is that suppliers might perform well early in the relationship, but let things slip as time goes on. In addition, it can be difficult and risky to separate ourselves from existing suppliers, due to the large amount of tooling and capital investment and the complex nature of moving business in a just-in-time production environment.

We can make a positive impact in the markets in which we do business by working with suppliers to identify systems that contribute to compliance with local law and Ford's expectations. This is best achieved through a comprehensive training effort in these markets. Cooperation and communication are key. Face-to-face interaction with plant management allows us to help suppliers identify opportunities for continuous improvement as well as to develop corrective actions for existing problems. Periodic plant assessments are an important part of this effort. Information resulting from assessments serves to inform the training and provide an opportunity to measure the impact of training efforts.

This process – focused on training and education – may mean that in some cases suppliers will be in noncompliance while they work to meet our standards. However, we continue to engage with cooperative suppliers to affect positive change. In this manner, we also have an opportunity to encourage change throughout the tiers of suppliers. By encouraging our Tier 1 suppliers (suppliers sourcing to our assembly plants) to communicate our expectations to the sub-tiers, the impact of our efforts can be magnified. Other options, including plant assessments, do not allow for impact beyond Tier 1 suppliers.

WORKING CONDITIONS IN OUR SUPPLY CHAIN

Our supply chain is one of the largest and most complex in the world (see *Figures 1 and 2*).

To reinforce our commitment to the Code of Basic Working Conditions, in January 2004 we added language to our core contract covering all production suppliers – the Ford Global Terms and Conditions – to reflect our specific working conditions requirements on the prohibition of the use of forced labor, child labor and physical disciplinary abuse. We have provided a standard for these areas – the same as we use in our own facilities – that supersedes local law if our standard is more stringent. The new Global Terms and Conditions also prohibit any practice in violation of local laws. In addition, they serve to:

- Set the expectation that suppliers will work toward alignment with our Code in their own operations and their respective supply chains in the areas of harassment and discrimination, health and safety, wages and benefits, freedom of association and working hours
- Make clear Ford's right to perform third-party site assessments to evaluate supplier performance
- Communicate that Ford can terminate the relationship for noncompliance or for failure to address the noncompliance in a timely manner
- Alert suppliers that repeated failures to comply may be subject to debits of the suppliers' payables

Internally at Ford, we created a new position of Director of Supply Chain Sustainability, reporting directly to the Senior Vice President of Global Purchasing. This signals our intention to make sustainability considerations, including working conditions, an integral part of our purchasing processes and strategy.

To learn how well our Code is working in practice in our supply chain, we launched pilot assessment and training processes beginning in late 2003.

Pilot supplier assessment process and results

Between November 2003 and June 2005, Ford conducted more than 100 third-party assessments of existing and prospective suppliers to Ford Motor Company brands to determine compliance with our

Code of Basic Working Conditions. Based on input from NGOs, consultants and other companies, we selected SGS and Interek Testing Services as our third-party assessors. Both organizations have automotive experience with QS 9000 and ISO 14001, as well as extensive experience providing working conditions assessments in other industries.

During 2003 and 2004, our pilot assessments focused only on prospective export production suppliers in China, with a goal of developing an efficient and effective assessment process to expand into other parts of our supply chain. In 2005, we have conducted additional pilot assessments of existing suppliers in Mexico. The results of those assessments have been used to inform and customize supplier training, which is now the primary focus of our efforts to help suppliers build their capacity to improve working conditions.

This learning process is especially useful in developing an effective approach to the Code issues for which we do not prescribe a simple, universal standard (i.e., for harassment and discrimination, health and safety, wages and benefits, freedom of association and working hours). In these areas, we incorporate recommended approaches into our training process. This helps to reinforce the expectation that suppliers will align their practices with ours and provides practical assistance to help them do so.

The pilot assessment process was and continues to be part of the China export sourcing process (see *Figure 3*). First, we ask potential suppliers a set of initial screening questions regarding working conditions. Those companies that proceed to the supplier short list (based on a range of qualifications, including a screen against our Code), then receive a third-party assessment of working conditions that includes:

- A review of employee documents, such as timekeeping records and wage records
- A plant inspection
- Management interviews
- Separate confidential on-site interviews with randomly selected workers

3 China export sourcing process



SOURCING PROCESS
POTENTIAL SUPPLIERS
SOURCING PROCESS
SUPPLIER SHORTLIST
SOURCING PROCESS
SOURCING DECISION
SOURCING PROCESS
KICK-OFF THROUGH LAUNCH
WORKING CONDITIONS
Initial assessment (STA)
5 questions
Statement of understanding (RFQ)
WORKING CONDITIONS
Third-party assessment
WORKING CONDITIONS
Corrective action plan development/agreement
WORKING CONDITIONS
Confirmation of remediation

In order to proceed to a sourcing decision, the company must prepare and agree to implement a corrective action plan for any Code violations found. A company can be added as a Ford supplier upon confirmation of the required corrective actions.

The process for existing suppliers is very similar to the prospective assessment process except for the absence of initial screening questions, since suppliers have been sourced already.

Chart B (Page 41) shows the number of assessments conducted and the results of the assessments.

In the more than 100 assessments of existing suppliers and prospective suppliers in China and Mexico, we found:

- No evidence of forced labor or physical disciplinary abuse
- A wide range of general health and safety issues, including inadequate emergency systems
- In some cases, a lack of appropriate timekeeping systems, and thus a failure to pay correct overtime wages
- In some cases, a failure to pay the correct local minimum wage or overtime or to provide the correct social insurance (in China)
- A general need to clearly define policy on harassment and discrimination
- One case of underage workers and a few cases of young workers doing hazardous work
- Freedom of association has been difficult to verify given conditions in both countries. While all suppliers have either union representatives or a grievance process, we believe there may be issues we have not been able to identify with our assessment process.

In the future, as we expand to other countries and have more extensive data, we plan to report more specific data to measure our progress.

We will work over the next year with Business for Social Responsibility to develop a scoring system that will help us to better understand how suppliers compare to each other on a quantitative basis. Based on this quantitative analysis, we will strive to develop a connection between assessment performance and training requirements for our suppliers. A more effective and individual training package can then be crafted to meet the needs of each supplier company.

Suppliers have been, for the most part, cooperative, have agreed to remediation plans, and have made progress in corrective actions. Some facilities in both regions of our current experience can be considered best-in-class worldwide.

We know that the assessment process has had an impact on conditions at supplier facilities. Facilities that did not have fire exits before the assessment now have them. Workers at one facility no longer live in a dormitory above a warehouse full of hazardous chemicals. Workers are now provided the required

4: Training and verification process



REGIONAL TRAINING
WORK PLAN DUE
VERIFICATION OF TRAINING CASCADE DUE
ANNUAL VERIFICATION
Ford trains suppliers on code and expectations
• Eight-hour customized session
• Designed for health and safety, plant and human resources managers
Supplier submits plan to Ford
• Addresses systems supporting success and opportunities for improvement
• Covers employee training; communication of expectations to the sub-tiers (suppliers' suppliers)
Supplier submits documentation to Ford
• Describes training of supplier management and employees
• Includes communication plan for sub-tier suppliers regarding working conditions expectations
Progress includes:
• Steps to support and improve working conditions where possible
• Employee training and communications of expectations to sub-tiers

wage and social insurance benefits, including paid time off and maternity leave. Facilities have now provided the proper personal protection and safety equipment for workers. These real-world changes reinforce the benefits of the assessment process.

Building capacity

Pilot supplier training. In addition to the pilot assessments, we initiated training with more than 200 managers from supplier companies in China during 2004. Conducted in association with Business for Social Responsibility, these sessions sought to help prospective suppliers understand Ford's expectations and legal requirements for working conditions, so they are able to assess their own practices and correct any shortcomings.

During the second quarter of 2005, we launched an expanded training and verification program for our suppliers in Mexico based on the learning from our training initiative in China. In Mexico, we worked with the Automotive Industry Action Group (AIAG) to develop a training program targeted at plant management, including Human Resources and Health and Safety managers. AIAG is a not-for-profit association of companies involved in the automotive industry. The organization has more than 20 years of experience in delivering training for suppliers and other automotive companies.

The expanded training program consists of:

- A daylong interactive workshop with Ford trainers and other automotive suppliers to develop and confirm an understanding of Ford expectations, local labor law, best practices and management systems
- The preparation by each supplier of a work plan indicating how the supplier will train its employees and its suppliers
- Documentation of the training cascade (see *Figure 4*)

The workshops emphasize interpretation and application of legal standards and international best practice rather than a simple review of labor law and expectations. The interaction with managers from the Human Resources, Health and Safety, Labor Affairs and Legal departments of participating companies allows for a two-way learning experience touching on the areas of interest for each company.

As of July 2005, more than 200 managers from 110 different supplier companies in Mexico had completed a full day of training and moved on to the process of assessing their facilities for compliance with local law and Ford expectations, as communicated in the Global Terms and Conditions and our Code of Basic Working Conditions. The pilot training program is on track to train approximately 300 suppliers in Mexico by early 2006.

Lessons learned

By conducting the assessments and training, we have learned some valuable lessons that we are building into our future approach.

For example, the assessment and training approaches each have distinct advantages and disadvantages. The assessments provide valuable information on which areas of Code compliance are problematic in the region being assessed, and why. This information has been critical in the development of training sessions customized to country-specific conditions. It also provides the basis for identifying outstanding suppliers and for correcting specific deficiencies.

However, assessments are limited in their effectiveness as a primary tool of engagement with suppliers. The assessment process can place undue emphasis on "passing the test" rather than on building the capacity to manage working conditions issues effectively on an ongoing basis. It can also introduce an adversarial element into our relationships with suppliers.

The training approach we have developed, on the other hand, is geared toward building each supplier's capacity and providing a basis for ongoing engagement and cooperation. Training is an enabler for lasting change within supplier facilities that is generated and wholly owned by plant management and employees. However, the training approach does not provide a point-in-time check on compliance with our Code.

Focus for 2005 and 2006

Based on our pilot program experience and counsel from key outside advisers and NGOs, we have elected to combine the training and assessment approaches, to secure the benefits of both in working with suppliers on Code-related issues.

During the latter half of 2005, we will continue to focus on our existing production purchases in Mexico and new export suppliers from China, and expand to local existing Chinese suppliers supporting Chinese domestic production. As we expand the program to additional markets, we will train 100 percent of our current and new suppliers and conduct sample assessments to verify the performance of higher-risk suppliers and learn more about issues specific to the local markets (see *Figure 5*). This will allow us to focus our resources most effectively on building relationships with our suppliers and encouraging them to align their practices – and those of their suppliers – with our Code, while also promoting compliance with changing laws and regulations.

The long term

An individual automaker conducting training and compliance assessments of supplier operations can only do so much. In the long run, a more sustainable system would rely first on the suppliers themselves having robust processes to establish compliance, conduct assessments and correct any deficiencies found. Ultimately, government agencies should be primarily responsible for ensuring compliance with their regulations. Until that time, we believe that major automakers and suppliers should work together to communicate expectations about working conditions and to verify that checks and balances are in place to ensure suppliers' alignment with expectations. This type of cooperation could minimize confusion and the cost of multiple sets of expectations and verification processes. Building such a system will take time, cooperation and shared learning among the various players. We have taken some steps in this direction.

We have engaged with many of our key suppliers at a corporate level. In April 2005, Bill Ford and our senior management led a session with our top 100 suppliers that focused on Ford's sustainability agenda and how suppliers can contribute. Ford's approach to human rights in the supply chain was one of the topics discussed. We are also working with the AIAG to convene interested parties within the automotive industry to discuss common requirements as they pertain to working conditions and to explore the opportunity for industry collaboration. It is our hope that convening interested parties could result in an industry working group that would be able to combine resources and experience to generate common standards, tools and training for the automotive industry.

5. Expanding our approach



Estimated number of sites covered (Not to scale)
2,000+
1,400
90
China export
China domestic
Mexico
Russia
Romania
India
Turkey
Argentina
Brazil
Colombia
Korea
Malaysia
Philippines
South Africa
Taiwan
Thailand
Venezuela
Vietnam
Plus growth
2003-4
2005
2006
2007 and beyond

Tailoring our approach

Laws, culture and customs vary in the different countries in which our suppliers are located. To ensure compliance with our Code of Basic Working Conditions in each of these countries, our practice is to:

- Build an understanding of the market by consulting with sourcing experts, our internal network and a network of NGOs with expertise in human rights
- Analyze local laws and compare them to our Code, using internal and NGO legal experts
- If local laws are absent or lacking, analyze international best practices to select a recommended approach
- Develop training materials tailored to the market
- Adapt our assessment approach for the market
- Conduct pilot assessments
- Evaluate assessment results to identify where issues are arising and get feedback on the assessment process
- Use the feedback to revise the assessment and training process

6. A supplier's view

Sonavox began to cooperate with Ford when the automaker entered the China market. We have a good relationship with Ford, one we hope will be even further developed in the future. Through this long-term partnership, we have been working together to achieve qualification as a Ford export supplier.

When we began the working conditions assessment, frankly speaking, it took a while to appreciate. But the third-party assessment proved to be a huge benefit for Sonavox, helping us to identify the areas where we could improve. Now that we have a better understanding of Ford's requirements, our two companies can cooperate more closely. Despite the costs for participating in the evaluation, it was ultimately extremely worthwhile.

We have received working condition assessments from other client companies. Each assessment was slightly different. We believe that Ford's evaluation was the most comprehensive. However, there is still room for improvement through cooperation of other OEMs, suppliers and government.

A company has an obligation to do good things for society. Ford does this. But Ford has also gone a step beyond, requiring its global suppliers to act responsibly, too. In my view, this is a positive thing. Social responsibility can and should be the basis of cooperation between companies like ours. We think that joining with Ford in this way will help build our relationship as well as our business.

Daniel Yang. *CEO of Sonavox, a supplier of electronic components to Chinese and overseas markets.*

Declaration

ILO Declaration on Fundamental Principles and Rights at Work
86th Session, Geneva, June 1998

Whereas the ILO was founded in the conviction that social justice is essential to universal and lasting peace;

Whereas economic growth is essential but not sufficient to ensure equity, social progress and the eradication of poverty, confirming the need for the ILO to promote strong social policies, justice and democratic institutions;

Whereas the ILO should, now more than ever, draw upon all its standard-setting, technical cooperation and research resources in all its areas of competence, in particular employment, vocational training and working conditions, to ensure that, in the context of a global strategy for economic and social development, economic and social policies are mutually reinforcing components in order to create broad-based sustainable development;

Whereas the ILO should give special attention to the problems of persons with special social needs, particularly the unemployed and migrant workers, and mobilize and encourage international, regional and national efforts aimed at resolving their problems, and promote effective policies aimed at job creation;

Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential;

Whereas the ILO is the constitutionally mandated international organization and the competent body to set and deal with international labour standards, and enjoys universal support and acknowledgement in promoting Fundamental Rights at Work as the expression of its constitutional principles;

Whereas it is urgent, in a situation of growing economic interdependence, to reaffirm the immutable nature of the fundamental principles and rights embodied in the Constitution of the Organization and to promote their universal application;

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The International Labour Conference

1. Recalls:

(a) that in freely joining the ILO, all Members have endorsed the principles and rights set out in its Constitution and in the Declaration of Philadelphia, and have undertaken to work towards attaining the overall objectives of the Organization to the best of their resources and fully in line with their specific circumstances;

(b) that these principles and rights have been expressed and developed in the form of specific rights and obligations in Conventions recognized as fundamental both inside and outside the Organization.

2. Declares that all Members, even if they have not ratified the Conventions in question, have an obligation arising from the very fact of membership in the Organization to respect, to promote and to realize, in good faith and in accordance with the Constitution, the principles concerning the fundamental rights which are the subject of those Conventions, namely:

(a) freedom of association and the effective recognition of the right to collective bargaining;

(b) the elimination of all forms of forced or compulsory labour;

(c) the effective abolition of child labour; and

(d) the elimination of discrimination in respect of employment and occupation.

3. Recognizes the obligation on the Organization to assist its Members, in response to their established and expressed needs, in order to attain these objectives by making full use of its constitutional, operational and budgetary resources, including, by the mobilization of external resources and support, as well as by encouraging other international organizations with which the ILO has established relations, pursuant to article 12 of its Constitution, to support these efforts:

(a) by offering technical cooperation and advisory services to promote the ratification and implementation of the fundamental Conventions;

(b) by assisting those Members not yet in a position to ratify some or all of these Conventions in their efforts to respect, to promote and to realize the principles concerning fundamental rights which are the subject of these Conventions; and

(c) by helping the Members in their efforts to create a climate for economic and social development.

4. Decides that, to give full effect to this Declaration, a promotional follow-up, which is meaningful and effective, shall be implemented in accordance with the measures specified in the annex hereto, which shall be considered as an integral part of this Declaration.

5. Stresses that labour standards should not be used for protectionist trade purposes, and that nothing in this Declaration and its follow-up shall be invoked or otherwise used for such purposes; in addition, the comparative advantage of any country should in no way be called into question by this Declaration and its follow-up.

Click here for the Text of the Follow-up to the Declaration

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For further information, please contact the InFocus Programme on Promoting the Declaration
at Tel +41.22.799.6329, Fax: +41.22.799.6561, or E-mail: declaration@ilo.org

Declaration

Follow-up to the Declaration

I. OVERALL PURPOSE

1. The aim of the follow-up described below is to encourage the efforts made by the Members of the Organization to promote the fundamental principles and rights enshrined in the Constitution of the ILO and the Declaration of Philadelphia and reaffirmed in this Declaration.

2. In line with this objective, which is of a strictly promotional nature, this follow-up will allow the identification of areas in which the assistance of the Organization through its technical cooperation activities may prove useful to its Members to help them implement these fundamental principles and rights. It is not a substitute for the established supervisory mechanisms, nor shall it impede their functioning; consequently, specific situations within the purview of those mechanisms shall not be examined or re-examined within the framework of this follow-up.

3. The two aspects of this follow-up, described below, are based on existing procedures: the annual follow-up concerning non-ratified fundamental Conventions will entail merely some adaptation of the present modalities of application of article 19, paragraph 5(e), of the Constitution; and the Global Report will serve to obtain the best results from the procedures carried out pursuant to the Constitution.

II. ANNUAL FOLLOW-UP CONCERNING NON-RATIFIED FUNDAMENTAL CONVENTIONS

A. Purpose and scope

1. The purpose is to provide an opportunity to review each year, by means of simplified procedures to replace the four-year review introduced by the Governing Body in 1995, the efforts made in accordance with the Declaration by Members which have not yet ratified all the fundamental Conventions.

2. The follow-up will cover each year the four areas of fundamental principles and rights specified in the Declaration.

B. Modalities

1. The follow-up will be based on reports requested from Members under article 19, paragraph 5(e), of the Constitution. The report forms will be drawn up so as to obtain information from governments which have not ratified one or more of the fundamental Conventions, on any changes which may have taken place in their law and practice, taking due account of article 23 of the Constitution and established practice.

2. These reports, as compiled by the Office, will be reviewed by the Governing Body.

3. With a view to presenting an introduction to the reports thus compiled, drawing attention to any aspects which might call for a more in-depth discussion, the Office may call upon a group of experts appointed for this purpose by the Governing Body.

4. Adjustments to the Governing Body's existing procedures should be examined to allow Members which are not represented on the Governing Body to provide, in the most appropriate way, clarifications which might prove necessary or useful during Governing Body discussions to supplement the information contained in their reports.

III. GLOBAL REPORT

A. Purpose and scope

1. The purpose of this report is to provide a dynamic global picture relating to each category of fundamental principles and rights noted during the preceding four-year period, and to serve as a basis for assessing the effectiveness of the assistance provided by the Organization, and for determining priorities for the following period, in the form of action plans for technical cooperation designed in particular to mobilize the internal and external resources necessary to carry them out.

2. The report will cover, each year, one of the four categories of fundamental principles and rights in turn.

B. Modalities

1. The report will be drawn up under the responsibility of the Director-General on the basis of official information, or information gathered and assessed in accordance with established procedures. In the case of States which have not ratified the fundamental Conventions, it will be based in particular on the findings of the aforementioned annual follow-up. In the case of Members which have ratified the Conventions concerned, the report will be based in particular on reports as dealt with pursuant to article 22 of the Constitution.

2. This report will be submitted to the Conference for tripartite discussion as a report of the Director-General. The Conference may deal with this report separately from reports under article 12 of its Standing Orders, and may discuss it during a sitting devoted entirely to this report, or in any other appropriate way. It will then be for the Governing Body, at an early session, to draw conclusions from this discussion concerning the priorities and plans of action for technical cooperation to be implemented for the following four-year period.

IV. IT IS UNDERSTOOD THAT

1. Proposals shall be made for amendments to the Standing Orders of the Governing Body and the Conference which are required to implement the preceding provisions.

2. The Conference shall, in due course, review the operation of this follow-up in the light of the experience acquired to assess whether it has adequately fulfilled the overall purpose articulated in Part I.

- The foregoing is the ILO Declaration on Fundamental Principles and Rights at Work and its Follow-up duly adopted by the General Conference of the International Labour Organization during its Eighty-sixth Session which was held at Geneva and declared closed the 18 June 1998. In faith whereof we have appended our signatures this
nineteenth day of June 1998.

EXHIBIT 5

UNITED
NATIONS

E

Economic and Social Council

Distr.
GENERAL

E/CN.4/Sub.2/2003/12/Rev.2
26 August 2003

Original: ENGLISH

COMMISSION ON HUMAN RIGHTS
Sub-Commission on the Promotion
and Protection of Human Rights
Fifty-fifth session
Agenda item 4

ECONOMIC, SOCIAL AND CULTURAL RIGHTS

Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights*

Preamble

Bearing in mind the principles and obligations under the Charter of the United Nations, in particular the preamble and Articles 1, 2, 55 and 56, inter alia to promote universal respect for, and observance of, human rights and fundamental freedoms,

Recalling that the Universal Declaration of Human Rights proclaims a common standard of achievement for all peoples and all nations, to the end that Governments, other organs of society and individuals shall strive, by teaching and education to promote respect for human rights and freedoms, and, by progressive measures, to secure universal and effective recognition and observance, including of equal rights of women and men and the promotion of social progress and better standards of life in larger freedom,

Recognizing that even though States have the primary responsibility to promote, secure the fulfilment of, respect, ensure respect of and protect human rights, transnational corporations and other business enterprises, as organs of society, are also responsible for promoting and securing the human rights set forth in the Universal Declaration of Human Rights,

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* Adopted at its 22nd meeting, on 13 August 2003.

Realizing that transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments such as the Convention on the Prevention and Punishment of the Crime of Genocide; the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment; the Slavery Convention and the Supplementary Convention on the Abolition of Slavery, the Slave Trade, and Institutions and Practices Similar to Slavery; the International Convention on the Elimination of All Forms of Racial Discrimination; the Convention on the Elimination of All Forms of Discrimination against Women; the International Covenant on Economic, Social and Cultural Rights; the International Covenant on Civil and Political Rights; the Convention on the Rights of the Child; the International Convention on the Protection of the Rights of All Migrant Workers and Members of Their Families; the four Geneva Conventions of 12 August 1949 and two Additional Protocols thereto for the protection of victims of war; the Declaration on the Right and Responsibility of Individuals, Groups and Organs of Society to Promote and Protect Universally Recognized Human Rights and Fundamental Freedoms; the Rome Statute of the International Criminal Court; the United Nations Convention against Transnational Organized Crime; the Convention on Biological Diversity; the International Convention on Civil Liability for Oil Pollution Damage; the Convention on Civil Liability for Damage Resulting from Activities Dangerous to the Environment; the Declaration on the Right to Development; the Rio Declaration on the Environment and Development; the Plan of Implementation of the World Summit on Sustainable Development; the United Nations Millennium Declaration; the Universal Declaration on the Human Genome and Human Rights; the International Code of Marketing of Breast-milk Substitutes adopted by the World Health Assembly; the Ethical Criteria for Medical Drug Promotion and the "Health for All in the Twenty-First Century" policy of the World Health Organization; the Convention against Discrimination in Education of the United Nations Educational, Scientific, and Cultural Organization; conventions and recommendations of the International Labour Organization; the Convention and Protocol relating to the Status of Refugees; the African Charter on Human and Peoples' Rights; the American Convention on Human Rights; the European Convention for the Protection of Human Rights and Fundamental Freedoms; the Charter of Fundamental Rights of the European Union; the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development; and other instruments,

Taking into account the standards set forth in the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy and the Declaration on Fundamental Principles and Rights at Work of the International Labour Organization,

Aware of the Guidelines for Multinational Enterprises and the Committee on International Investment and Multinational Enterprises of the Organization for Economic Cooperation and Development,

Aware also of the United Nations Global Compact initiative which challenges business leaders to "embrace and enact" nine basic principles with respect to human rights, including labour rights and the environment,

Conscious of the fact that the Governing Body Subcommittee on Multinational Enterprises and Social Policy, the Governing Body, the Committee of Experts on the Application of Standards, as well as the Committee on Freedom of Association of the International Labour Organization have named business enterprises implicated in States' failure to comply with Conventions No. 87 concerning the Freedom of Association and Protection of the Right to Organize and No. 98 concerning the Application of the Principles of the Right to Organize and Bargain Collectively, and seeking to supplement and assist their efforts to encourage transnational corporations and other business enterprises to protect human rights,

Conscious also of the Commentary on the Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, and finding it a useful interpretation and elaboration of the standards contained in the Norms,

Taking note of global trends which have increased the influence of transnational corporations and other business enterprises on the economies of most countries and in international economic relations, and of the growing number of other business enterprises which operate across national boundaries in a variety of arrangements resulting in economic activities beyond the actual capacities of any one national system,

Noting that transnational corporations and other business enterprises have the capacity to foster economic well-being, development, technological improvement and wealth as well as the capacity to cause harmful impacts on the human rights and lives of individuals through their core business practices and operations, including employment practices, environmental policies, relationships with suppliers and consumers, interactions with Governments and other activities,

Noting also that new international human rights issues and concerns are continually emerging and that transnational corporations and other business enterprises often are involved in these issues and concerns, such that further standard-setting and implementation are required at this time and in the future,

Acknowledging the universality, indivisibility, interdependence and interrelatedness of human rights, including the right to development, which entitles every human person and all peoples to participate in, contribute to and enjoy economic, social, cultural and political development in which all human rights and fundamental freedoms can be fully realized,

Reaffirming that transnational corporations and other business enterprises, their officers - including managers, members of corporate boards or directors and other executives - and persons working for them have, inter alia, human rights obligations and responsibilities and that these human rights norms will contribute to the making and development of international law as to those responsibilities and obligations,

Solemnly proclaims these Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights and urges that every effort be made so that they become generally known and respected.

A. General obligations

1. States have the primary responsibility to promote, secure the fulfilment of, respect, ensure respect of and protect human rights recognized in international as well as national law, including ensuring that transnational corporations and other business enterprises respect human rights. Within their respective spheres of activity and influence, transnational corporations and other business enterprises have the obligation to promote, secure the fulfilment of, respect, ensure respect of and protect human rights recognized in international as well as national law, including the rights and interests of indigenous peoples and other vulnerable groups.

B. Right to equal opportunity and non-discriminatory treatment

2. Transnational corporations and other business enterprises shall ensure equality of opportunity and treatment, as provided in the relevant international instruments and national legislation as well as international human rights law, for the purpose of eliminating discrimination based on race, colour, sex, language, religion, political opinion, national or social origin, social status, indigenous status, disability, age - except for children, who may be given greater protection - or other status of the individual unrelated to the inherent requirements to perform the job, or of complying with special measures designed to overcome past discrimination against certain groups.

C. Right to security of persons

3. Transnational corporations and other business enterprises shall not engage in nor benefit from war crimes, crimes against humanity, genocide, torture, forced disappearance, forced or compulsory labour, hostage-taking, extrajudicial, summary or arbitrary executions, other violations of humanitarian law and other international crimes against the human person as defined by international law, in particular human rights and humanitarian law.

4. Security arrangements for transnational corporations and other business enterprises shall observe international human rights norms as well as the laws and professional standards of the country or countries in which they operate.

D. Rights of workers

5. Transnational corporations and other business enterprises shall not use forced or compulsory labour as forbidden by the relevant international instruments and national legislation as well as international human rights and humanitarian law.

6. Transnational corporations and other business enterprises shall respect the rights of children to be protected from economic exploitation as forbidden by the relevant international instruments and national legislation as well as international human rights and humanitarian law.

7. Transnational corporations and other business enterprises shall provide a safe and healthy working environment as set forth in relevant international instruments and national legislation as well as international human rights and humanitarian law.

8. Transnational corporations and other business enterprises shall provide workers with remuneration that ensures an adequate standard of living for them and their families. Such remuneration shall take due account of their needs for adequate living conditions with a view towards progressive improvement.

9. Transnational corporations and other business enterprises shall ensure freedom of association and effective recognition of the right to collective bargaining by protecting the right to establish and, subject only to the rules of the organization concerned, to join organizations of their own choosing without distinction, previous authorization, or interference, for the protection of their employment interests and for other collective bargaining purposes as provided in national legislation and the relevant conventions of the International Labour Organization.

E. Respect for national sovereignty and human rights

10. Transnational corporations and other business enterprises shall recognize and respect applicable norms of international law, national laws and regulations, as well as administrative practices, the rule of law, the public interest, development objectives, social, economic and cultural policies including transparency, accountability and prohibition of corruption, and authority of the countries in which the enterprises operate.

11. Transnational corporations and other business enterprises shall not offer, promise, give, accept, condone, knowingly benefit from, or demand a bribe or other improper advantage, nor shall they be solicited or expected to give a bribe or other improper advantage to any Government, public official, candidate for elective post, any member of the armed forces or security forces, or any other individual or organization. Transnational corporations and other business enterprises shall refrain from any activity which supports, solicits, or encourages States or any other entities to abuse human rights. They shall further seek to ensure that the goods and services they provide will not be used to abuse human rights.

12. Transnational corporations and other business enterprises shall respect economic, social and cultural rights as well as civil and political rights and contribute to their realization, in particular the rights to development, adequate food and drinking water, the highest attainable standard of physical and mental health, adequate housing, privacy, education, freedom of thought, conscience, and religion and freedom of opinion and expression, and shall refrain from actions which obstruct or impede the realization of those rights.

F. Obligations with regard to consumer protection

13. Transnational corporations and other business enterprises shall act in accordance with fair business, marketing and advertising practices and shall take all necessary steps to ensure the safety and quality of the goods and services they provide, including observance of the precautionary principle. Nor shall they produce, distribute, market, or advertise harmful or potentially harmful products for use by consumers.

G. Obligations with regard to environmental protection

14. Transnational corporations and other business enterprises shall carry out their activities in accordance with national laws, regulations, administrative practices and policies relating to the preservation of the environment of the countries in which they operate, as well as in accordance with relevant international agreements, principles, objectives, responsibilities and standards with regard to the environment as well as human rights, public health and safety, bioethics and the precautionary principle, and shall generally conduct their activities in a manner contributing to the wider goal of sustainable development.

H. General provisions of implementation

15. As an initial step towards implementing these Norms, each transnational corporation or other business enterprise shall adopt, disseminate and implement internal rules of operation in compliance with the Norms. Further, they shall periodically report on and take other measures fully to implement the Norms and to provide at least for the prompt implementation of the protections set forth in the Norms. Each transnational corporation or other business enterprise shall apply and incorporate these Norms in their contracts or other arrangements and dealings with contractors, subcontractors, suppliers, licensees, distributors, or natural or other legal persons that enter into any agreement with the transnational corporation or business enterprise in order to ensure respect for and implementation of the Norms.

16. Transnational corporations and other business enterprises shall be subject to periodic monitoring and verification by United Nations, other international and national mechanisms already in existence or yet to be created, regarding application of the Norms. This monitoring shall be transparent and independent and take into account input from stakeholders (including non-governmental organizations) and as a result of complaints of violations of these Norms. Further, transnational corporations and other business enterprises shall conduct periodic evaluations concerning the impact of their own activities on human rights under these Norms.

17. States should establish and reinforce the necessary legal and administrative framework for ensuring that the Norms and other relevant national and international laws are implemented by transnational corporations and other business enterprises.

18. Transnational corporations and other business enterprises shall provide prompt, effective and adequate reparation to those persons, entities and communities that have been adversely affected by failures to comply with these Norms through, inter alia, reparations, restitution, compensation and rehabilitation for any damage done or property taken. In connection with determining damages, in regard to criminal sanctions, and in all other respects, these Norms shall be applied by national courts and/or international tribunals, pursuant to national and international law.

19. Nothing in these Norms shall be construed as diminishing, restricting, or adversely affecting the human rights obligations of States under national and international law, nor shall they be construed as diminishing, restricting, or adversely affecting more protective human rights norms, nor shall they be construed as diminishing, restricting, or adversely affecting other obligations or responsibilities of transnational corporations and other business enterprises in fields other than human rights.

I. Definitions

20. The term "transnational corporation" refers to an economic entity operating in more than one country or a cluster of economic entities operating in two or more countries - whatever their legal form, whether in their home country or country of activity, and whether taken individually or collectively.

21. The phrase "other business enterprise" includes any business entity, regardless of the international or domestic nature of its activities, including a transnational corporation, contractor, subcontractor, supplier, licensee or distributor; the corporate, partnership, or other legal form used to establish the business entity; and the nature of the ownership of the entity. These Norms shall be presumed to apply, as a matter of practice, if the business enterprise has any relation with a transnational corporation, the impact of its activities is not entirely local, or the activities involve violations of the right to security as indicated in paragraphs 3 and 4.

22. The term "stakeholder" includes stockholders, other owners, workers and their representatives, as well as any other individual or group that is affected by the activities of transnational corporations or other business enterprises. The term "stakeholder" shall be interpreted functionally in the light of the objectives of these Norms and include indirect stakeholders when their interests are or will be substantially affected by the activities of the transnational corporation or business enterprise. In addition to parties directly affected by the activities of business enterprises, stakeholders can include parties which are indirectly affected by the activities of transnational corporations or other business enterprises such as consumer groups, customers, Governments, neighbouring communities, indigenous peoples and communities, non-governmental organizations, public and private lending institutions, suppliers, trade associations, and others.

23. The phrases "human rights" and "international human rights" include civil, cultural, economic, political and social rights, as set forth in the International Bill of Human Rights and other human rights treaties, as well as the right to development and rights recognized by international humanitarian law, international refugee law, international labour law, and other relevant instruments adopted within the United Nations system.

RECEIVED
2006 JAN 25 PM 4:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal Submitted by New York City Funds

Ladies and Gentlemen:

In a letter dated January 12, 2006, Ford Motor Company ("Ford" or the "Company") requested the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur in Ford's intent to exclude a shareholder proposal submitted by the Office of the Comptroller of the City of New York on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (the "Proponents") relating to adoption of global labor standards (the "Proposal"). In a letter dated January 19, 2006, the Company was informed of the Proponent's decision to withdraw the Proposal (see attached letter). Consequently, based on the Proponent's withdrawal of the Proposal, the Company hereby informs the Staff of the withdrawal of Ford's No-Action Request of January 12, 2006, related to Proposal.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Enclosure

cc: Mr. Patrick Doherty
Office of the Comptroller
The City of New York

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 19, 2006

Mr. Peter J. Sherry, Jr.
Corporate Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

Dear Mr.Sherry:

On behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on global labor standards that our office submitted to your corporation on behalf of those funds. .

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

January 23, 2006

Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, New York 10007-2341

Subject: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Doherty:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges your letter dated January 19, 2006, to Mr. Peter Sherry withdrawing the shareholder proposal related to global labor standards (the "Proposal") that was submitted on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We appreciate your concern in this important area and your acknowledgement that Ford takes the issue of labor standards for itself and our suppliers very seriously.

We will copy you on Ford's request that its No-Action Letter of January 12, 2006, to the Securities and Exchange Commission be withdrawn from further consideration. Thank you for your interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.